UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON,D.C.20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
           ss.240.13D-1(B), (C) AND (D) AND AMENDMENTS THERETO FILED
                            PURSUANT TO ss.240.13D-2

                              (AMENDMENT NO.___ )*

                            BRIDGELINE DIGITAL, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   10807Q205
                                 (CUSIP Number)

                                OCTOBER 13, 2015
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                 [_]  Rule 13d-1(b)
                 [X]  Rule 13d-1(c)
                 [_]Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.10807Q205                                         13G
-------- -----------------------------------------------------------------------

1        NAMES OF REPORTING PERSONS
                                                          Nick Rosser
-------- -----------------------------------------------------------------------

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a) [ ]
                                                                        (b) [X]
-------- -----------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------
4 CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                  United States
-------------------------------- ----- -----------------------------------------
           Number of
            Shares               5     SOLE VOTING POWER
         Beneficially                  286,456 shares
           Owned By             ----- ------------------------------------------
             Each                6     SHARED VOTING POWER
           Reporting                   150,000 shares(1) (see Item 4 infra)
            Person              ----- ------------------------------------------
             With                7     SOLE DISPOSITIVE POWER
                                       286,456 shares
                                 ----- -----------------------------------------
                                 8     SHARED DISPOSITIVE POWER
                                       150,000 shares(1) (see Item 4 infra)
-------- -----------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         436,456 shares(1)(see Item 4 infra)
-------- -----------------------------------------------------------------------
10       CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW (9) EXCLUDES CERTAIN
         SHARES (SEE INSTRUCTIONS)                                         [ ]
-------- -----------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         8.5%(1) (see Item 4 infra)
-------- -----------------------------------------------------------------------
12       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         IN
-------- -----------------------------------------------------------------------

-----------------
(1) The reporting person disclaims beneficial ownership of these securities except to the extent of his equity interest therein.

CUSIP No. 10807Q205                                        13G
-------- -----------------------------------------------------------------------

1         NAMES OF REPORTING PERSONS
                                                          Jeanne Rosser
-------- -----------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a) [ ]
                                                                        (b) [X]
-------- -----------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                  United States
-------------------------------- ----- -----------------------------------------
           Number of
            Shares               5     SOLE VOTING POWER
         Beneficially                  0 shares
           Owned By             ----- ------------------------------------------
             Each                6     SHARED VOTING POWER
           Reporting                   150,000 shares(2) (see Item 4 infra)
            Person              ----- ------------------------------------------
             With                7     SOLE DISPOSITIVE POWER
                                       0 shares
                                 ----- -----------------------------------------
                                 8     SHARED DISPOSITIVE POWER
                                       150,000 shares(2) (see Item 4 infra)
-------- -----------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         150,000 shares(2)(see Item 4 infra)
-------- -----------------------------------------------------------------------
10       CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW (9) EXCLUDES CERTAIN
         SHARES (SEE INSTRUCTIONS)                                         [ ]
-------- -----------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         2.9%(2) (see Item 4 infra)
-------- -----------------------------------------------------------------------
12       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         IN
-------- -----------------------------------------------------------------------

-----------------
(2) The reporting person disclaims beneficial ownership of these securities except to the extent of her equity interest therein.

CUSIP No. 10807Q205                                        13G
-------- -----------------------------------------------------------------------

1        NAMES OF REPORTING PERSONS
                                                          Solveda LLC
-------- -----------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a) [ ]
                                                                        (b) [X]
-------- -----------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                  New York
-------------------------------- ----- -----------------------------------------
           Number of
            Shares               5     SOLE VOTING POWER
         Beneficially                  0 shares
           Owned By             ----- ------------------------------------------
             Each                6     SHARED VOTING POWER
           Reporting                   150,000 shares(3) (see Item 4 infra)
            Person              ----- ------------------------------------------
             With                7     SOLE DISPOSITIVE POWER
                                       0 shares
                                 ----- -----------------------------------------
                                 8     SHARED DISPOSITIVE POWER
                                       150,000 shares(3) (see Item 4 infra)
-------- -----------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         150,000 shares(3)(see Item 4 infra)
-------- -----------------------------------------------------------------------
10       CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW (9) EXCLUDES CERTAIN
         SHARES (SEE INSTRUCTIONS)                                         [ ]
-------- -----------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         2.9%(3) (see Item 4 infra)
-------- -----------------------------------------------------------------------
12       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         OO
-------- -----------------------------------------------------------------------

-----------------
(3) The reporting person disclaims beneficial ownership of these securities except to the extent of its equity interest therein.

CUSIP No. 10807Q205                                        13G
-------- -----------------------------------------------------------------------

1        NAMES OF REPORTING PERSONS
                                                          Nimbus Software LTD
-------- -----------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a) [ ]
                                                                        (b) [X]
-------- -----------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                  New York
-------------------------------- ----- -----------------------------------------
           Number of
            Shares               5     SOLE VOTING POWER
         Beneficially                  0 shares
           Owned By             ----- ------------------------------------------
             Each                6     SHARED VOTING POWER
           Reporting                   150,000 shares(4) (see Item 4 infra)
            Person              ----- ------------------------------------------
             With                7     SOLE DISPOSITIVE POWER
                                       0 shares
                                 ----- -----------------------------------------
                                 8     SHARED DISPOSITIVE POWER
                                       150,000 shares(4) (see Item 4 infra)
-------- -----------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         150,000 shares(4)(see Item 4 infra)
-------- -----------------------------------------------------------------------
10       CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW (9) EXCLUDES CERTAIN
         SHARES (SEE INSTRUCTIONS)                                         [ ]
-------- -----------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         2.9%(4) (see Item 4 infra)
-------- -----------------------------------------------------------------------
12       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         OO
-------- -----------------------------------------------------------------------

-----------------
(4) The reporting person disclaims beneficial ownership of these securities except to the extent of its equity interest therein.

ITEM 1.

         (a) Name of Issuer:

                 Bridgeline Digital, Inc.(the "Issuer")

         (b) Address of Issuer's Principal Executive Offices:

                 80 Blanchard Road Burlington, Massachusetts, 01803

ITEM 2.

1.       (a) Name of Person Filing:                Nick Rosser
         (b) Address of Principal Business
             Office, or, if None, Residence:       35 Bennett Place
                                                   Amityville, NY 11701
         (c) Citizenship:                          United Kingdom
         (d) Title of Class of Securities:         Common Stock, par value
                                                   $0.001 per share
         (e) CUSIP Number:                         10807Q205


2.       (a) Name of Person Filing:                Jeanne Rosser
         (b) Address of Principal Business
             Office, or, if None, Residence:       35 Bennett Place
                                                   Amityville, NY 11701
         (c) Citizenship:                          United States
         (d) Title of Class of Securities:         Common Stock, par value
                                                   $0.001 per share
         (e) CUSIP Number:                         10807Q205


3.       (a) Name of Person Filing:                Solveda LLC
         (b) Address of Principal Business
             Office, or, if None, Residence:       220 Old Country Rd.
                                                   Mineola, NY 11501
         (c) Citizenship:                          New York
         (d) Title of Class of Securities:         Common Stock, par value
                                                   $0.001 per share
         (e) CUSIP Number:                         10807Q205


4.       (a) Name of Person Filing:                Nimbus Software LTD
         (b) Address of Principal Business
             Office, or, if None, Residence:       35 Bennett Place
                                                   Amityville, NY 11701
         (c) Citizenship:                          New York
         (d) Title of Class of Securities:         Common Stock, par value
                                                   $0.001 per share
         (e) CUSIP Number:                         10807Q205

ITEM 3. If this statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b)
            or (c), check whether the person filing is a:
     (a) [] Broker or dealer registered under section 15 of the Act (15 U.S.C.78o).
     (b) [] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
     (c) [] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.78c).
     (d) [] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
     (e) [] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E).
     (f) [] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F).
     (g) [] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G).
     (h) [] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
     (i) [] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
     (j) [] A non-U.S. institution in accordance with ss.240.13d-(b)(1)(ii)(J).
     (k) [] Group, in accordance with ss.240.13d-1(b)(1)(ii)(K).

     If filing is a non-U.S. institution in accordance with ss.240.13d-(b)(1)(ii)(J) please specify the type of institution.

ITEM 4.  OWNERSHIP.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a) Amount beneficially owned: See item 9 of the cover pages.

     (b) Percent of class: See item 11 of the cover pages.

     (c) Number of shares as to which such person has:

         (i) Sole power to vote or to direct the vote: See items 5-8 of the cover pages.

         (ii) Shared power to vote or to direct the vote:See items 5-8 of the cover pages.

         (iii) Sole power to dispose or to direct the disposition of: See items 5-8 of the cover pages.

         (iv) Shared power to dispose or to direct the disposition of:See items 5-8 of the cover pages.

     Mr. Nick Rosserand Mrs. Jeanne Rosser,husband and wife,together own 100% of Nimbus Software LTD ("Nimbus"), and Nimbus owns 80% of Solveda LLC ("Solveda"). Solveda purchased 150,000 shares of Common Stock on October 13, 2015. Separately, Mr. Nick Rosser individually purchased 250,000 shares of Common Stock on October 13, 2015 and 36,456 shares of Common Stock in transactions from September 10, 2010 through October 1, 2015. Nick Rosser, Jeanne Rosser, Solveda LLC and Nimbus Software LTD have entered into a Joint Filing Agreement attached hereto as Exhibit A.

     The percentages of beneficial ownership shown herein are based on approximately 5,122,265 shares of Common Stock issued and outstanding as of October 13, 2015, based on 4,441,381 shares of Common Stock issued and outstanding as reported on Form 10-Q filed by the Issuer on August 14, 2015 and 680,884 shares of Common Stock issued thereafter as reported on the Issuer's Form 8-K dated October 13, 2015.

Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

INSTRUCTION: Dissolution of a group requires a response to this item.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Persons.

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not applicable.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10. Certification.

         By signing below each party certifies that, to the best of his/her/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: November 4, 2015

                                                /s/ Nick Rosser
                                                -----------------
                                                    Nick Rosser

                                                /s/ Jeanne Rosser
                                                -----------------
                                                    Jeanne Rosser

                                                Solveda LLC

                                                By: /s/ Nick Rosser
                                                    ---------------
                                                        Nick Rosser, President

                                                Nimbus Software LTD

                                                 By: /s/ Nick Rosser
                                                     ----------------
                                                         Nick Rosser, CEO



Attention: Intentional misstatements or omissions of fact constitute
           Federal criminal violations (See 18 U.S.C. 1001)